

Distribution Date   June 12, 2014

US Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$25,000,000.00	$25,000,000.00	$0.00	7.00000%	101/360	$ 490,972.22	$0.00	$ 25,490,972.22

Underlying Security	LIMITED BRANDS INC 6.950% 3/01/33 532716AK3	
Payment Dates	March/September
Current Principal Balance	
Annual Coupon Rate (Fixed)	
Interest Payment Received	

Additional Information	
Trustee Fees	
Expense Account Deposit	

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
80410Q207	Baa2	BBB		Ba2	10-Mar-11	BB+	8-Feb-12
Underlying Security	Baa2	BBB		Ba2	10-Oct-13	BB+	2-Feb-12

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.